19003246

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue 21st Floor
(No. and Street)

New York (City) NY (State) 10171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & Co. LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SVETLANA KIRIC
Notary Public - California
Los Angeles County
Commission # 2258199
My Comm. Expires Oct 13, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MLV & Co. LLC

Index

December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MLV & Co. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MLV & Co. LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2017.

Denver, Colorado
February 21, 2019

Public

MLV & Co. LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	691,488
Receivables from clearing broker		254,719
Prepaid expenses and other assets		5,776
Total assets	$	951,983
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses		7,315
Due to affiliates	$	187,331
Total liabilities		194,646
Commitments and Contingencies (Note 7)		
Member's capital		
Member's capital		757,337
Total liabilities and member's capital	$	951,983

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Operations:

MLV & Co. LLC ("MLV" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a boutique investment bank engaged in a single line of business as a securities broker-dealer. The Company is a wholly-owned subsidiary of B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial").

The Company specializes in At-the-Market issuance ("ATM") capital raising transactions and is a member of a group of affiliates, including FBR Capital Markets & Co. ("FBRC"), a broker-dealer registered with the SEC and member of FINRA whose principal business activities include capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending.

By their nature, MLV's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

MLV's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which MLV focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of MLV's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although MLV bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash

Cash includes demand deposits with banks. The Company holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Receivables from Clearing Broker

MLV clears all of its customer transactions through another broker-dealer on a fully disclosed basis. MLV is required to maintain a minimum deposit of $100,000 with its clearing broker. The amount receivable from MLV's clearing broker represents cash on deposit and amounts receivable for commissions, less amounts payable for clearing costs and other settlement charges.

Income Taxes

MLV joins in the filing of a consolidated federal income tax return with the Parent. The Company's income tax provision is calculated based on the benefits for loss tax allocation method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based

on the Company's evaluation and its consideration of the criteria in Accounting Standards Codification ("ASC") 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740. The Company records interest and penalties in other operating expenses in the statement of operations.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. In August 2018, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2018-13: *Fair Value Measurement (Topic 820)* ("ASU 2018-13"). The amendments in this update change the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. The Company early adopted ASU 2018-13 in the third quarter of 2018 and the adoption did not have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02: *Leases (Topic 842)* ("ASU 2016-02"). The amendments in this update require lessees, among other things, to recognize lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. In July 2018, the FASB issued ASU 2018-10: *Codification Improvements to Topic 842, Leases,* which provides narrow-scope improvements to the lease standard. ASU 2016-02 and ASU 2018-10 will be effective for the Company in fiscal year 2019, but early application is permitted. The Company is currently evaluating the impact of these updates on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"), which clarifies how companies present and classify certain cash receipts and cash payments in the statement of cash flows. ASU 2016-15 is effective for the Company in the first quarter of fiscal year 2019, but early application is permitted. The Company has not yet adopted this update and is currently evaluating the impact it may have on its financial condition and results of operations.

In January 2017, the FASB issued ASU 2017-04, *Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment.* This standard simplifies the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance will be applied prospectively, and is effective for calendar year-end SEC filers for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has not yet adopted this update and currently evaluating the effect this new standard will have on its financial condition and results of operations

Note 3. Related Party Transactions:

MLV is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, the Parent and other affiliates may record costs which, in part, may be based on the MLV's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2018, the Parent and other affiliates allocated to MLV certain overhead costs related to various corporate governance activities and shared services activities. In addition, the Parent allocated to MLV costs related to its investment banking personnel for services associated with MLV's capital raising activities. As of December 31, 2018, $187,331 was payable to affiliates, including $184,608 of current and deferred income taxes due to the Parent.

Note 4. Furniture, Equipment and Leasehold Improvements:

As of December 31, 2018 the Company had computer equipment with an original cost of $52,780, accumulated depreciation of $52,780.

Note 5. Income Taxes:

The Company is treated as a disregarded entity for federal and state income tax purposes and the Parent includes the taxable income of the Company on its tax return. The Company is not currently under audit related to its federal income tax returns. As of December 31, 2018, tax years subsequent to December 31, 2015 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2018, the Company had no liability for uncertain tax positions.

Note 6. Regulatory Requirements:

MLV is registered with the SEC and is a member of FINRA. As such, MLV is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2018, MLV had net capital of $751,561, which was $651,561 in excess of its required net capital of $100,000. Rule 15c3-1 also requires that MLV's aggregate indebtedness to net capital percentage not exceed 1500%. MLV's aggregate indebtedness to net capital percentage was 26%.

MLV is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on sections k(2)(i) and (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and MLV does not carry or hold any customer funds or securities.

Note 7. Commitments and Contingencies:

Litigation

As of December 31, 2018, except as described below, MLV was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. MLV has been named as a defendant in civil lawsuits relating to its various businesses. In addition, MLV is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on MLV's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on MLV's financial condition, results of operations or liquidity.

Many aspects of MLV's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. MLV has been named as a defendant in securities claims involving investment banking clients as a result of MLV's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify MLV against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which MLV is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to MLV or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

On January 5, 2017, the complaints filed in November 2015 and May 2016 naming MLV as a defendant in putative class action lawsuits alleging claims under the Securities Act in connection with the offerings of Miller Energy Resources, Inc. ("Miller") have been consolidated. The Master Consolidated Complaint, styled Gaynor v. Miller et al., is pending in the United States District Court for the Eastern District of Tennessee, and, like its predecessor complaints, continues to allege claims under Sections 11 and 12 of the Securities Act against nine underwriters for alleged material misrepresentations and omissions in the registration statement and prospectuses issued in connection with six (6) offerings (February 13, 2013; May 8, 2013; June 28, 2013; September 26; 2013; October 17, 2013 (as to MLV only) and August 21, 2014) with an alleged aggregate offering price of approximately $151,000,000. The plaintiffs seek unspecified compensatory damages and reimbursement of certain costs and

expenses. In August 2017, the Court granted the Defendant's Motion to Dismiss on Section 12 claims and found that the plaintiffs had not sufficiently alleged a corrective disclosure prior to August 6, 2015, when an SEC civil action was announced. Defendants' answer was filed on September 25, 2017. Although MLV is contractually entitled to be indemnified by Miller in connection with this lawsuit, Miller filed for bankruptcy in October 2015 and this likely will decrease or eliminate the value of the indemnity that MLV receives from Miller.

In accordance with applicable accounting guidance, MLV establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, MLV does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving MLV is at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2018.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. MLV is also subject to the risk of litigation, including litigation that may be without merit. As MLV intends to actively defend any such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against MLV could materially affect its financial condition, operating results and liquidity.

Note 8. Off-Balance Sheet Risk and Other Risk:

MLV functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. MLV clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between MLV and the clearing broker, the clearing broker has the right to charge MLV for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge MLV has no maximum amount and applies to all trades executed through the clearing broker, MLV believes there is no maximum amount assignable to this right. At December 31, 2018, MLV has recorded no liabilities with regard to the right. During the year ended December 31, 2018, MLV did not incur any costs related to these guarantees.

In addition, MLV has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. MLV monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact MLV's ATM capital raising transactions which may adversely affect MLV's revenues and profitability.

Through indemnification provisions in the agreement with MLV's clearing organization, customer activities may expose MLV to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. MLV seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.